PRESS RELEASE

Steelton Bancorp, Inc.                      Contact:    James S. Nelson
Mechanics Savings Bank                                  Executive Vice President
51 South Front Street                                   Steelton Bancorp, Inc.
Steelton, PA  17113                                     (717) 939-1966

                                                        For Immediate Release
                                                        July 19, 2001


             STEELTON BANCORP, INC. ANNOUNCES MODIFIED DUTCH AUCTION
                      TO PURCHASE 25% OF OUTSTANDING STOCK

STEELTON, PENNSYLVANIA, July 19, 2001 -- Steelton Bancorp, Inc. ("Steelton") (OTC Electronic Bulletin Board: SELO) President and Chief Executive Officer, Harold E. Stremmel, today announced that Steelton will repurchase up to 90,000 shares, or approximately 25%, of its 361,427 shares of common stock currently outstanding through a Modified Dutch Auction Issuer Tender Offer.

The Board of Directors of Steelton has selected a Modified Dutch Auction Tender Offer with the goal of improving stockholders' equity per share and return on equity. Under this format, shareholders will have the opportunity to sell part or all of their shares to Steelton at the cash purchase price selected by the shareholder of not less than $14.25 per share nor greater than $16.25 per share. Upon expiration of the offer, Steelton will select the lowest purchase price that will permit it to buy the desired number of shares. All shares purchased will be purchased at the same Steelton-selected price, even if tendered at a lower price. If more than the maximum number of shares sought is tendered at or below the Steelton-selected price, tendering shareholders owning fewer than 100 shares will have their shares purchased without pro- ration and other shares will be purchased pro rata. Shareholders will, in general, be able to tender their shares free of all brokerage commissions and stock transfer taxes, if any, which will be paid by Steelton.

The offer is not conditioned on a minimum number of shares being tendered. Steelton will pay for the shares purchased and for all related fees and expenses out of available funds and cash on hand. The offer to purchase shares will begin July 19, 2001 and expire on August 16, 2001, unless extended. On July 17, 2001, the best bid (the highest price a prospective buyer is prepared to pay for the stock) was $13.20 and the best ask (the lowest price a prospective seller is prepared to accept for the stock) was $15.50 as reported on the OTC Electronic Bulletin Board. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

         NEITHER STEELTON BANCORP, INC. NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH SHAREHOLDER'S SHARES IN THE OFFER AND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION.

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Steelton common stock. The offer is made solely by the Offer to Purchase, dated July 19, 2001, and the related Letter of Transmittal. Each shareholder is urged to consult his tax advisor as to the particular tax consequences of the tender offer to such shareholder. The full details of the offer, including complete


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instructions on the tender process  procedure  along with the transmittal  forms and other data is being mailed to shareholders commencing July 19, 2001. You should read the Offer to Purchase and the Letter of Transmittal because they contain important information. The documents will be available free of charge at the website of the United States Securities and Exchange Commission at www.sec.gov. The documents may also be obtained free of charge from Steelton Bancorp, Inc. (717) 939-1966 or from the information agent for the offer, MacKenzie Partners, Inc. (800) 322-2885.

Steelton Bancorp, Inc. is the holding company of Mechanics Savings Bank, a federally chartered savings bank headquartered in Steelton, Pennsylvania. The Bank's deposits are federally insured by the Federal Deposit Insurance Corporation ("FDIC"). At March 31, 2001, Steelton Bancorp, Inc. had total assets and stockholders' equity of $62.0 million and $6.7 million, respectively.

         The foregoing material may contain forward-looking statements. We caution that such statements may be subject to a number of uncertainties and actual results could differ materially and, therefore, readers should not place undue reliance on any forward-looking statements. Steelton Bancorp, Inc. not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.